Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

2025-09-05

Tender Offer Banco Sabadell

Transcript of Meeting with Analysts

Company Participants

●	Carlos Torres Vila, Group Executive Chairman
●	Maria Luisa Gomez Bravo, Global Head of Finance & Chief Financial Officer
●	Onur Genc, Chief Executive Officer & Executive Director
●	Patricia Bueno Olalla, Global Head of Shareholder & Investor Relations

Other Participants

●	Antonio Reale, Bank of America
●	Benjamin Toms, RBC Capital Markets
●	Britta Schmidt, Autonomous Research LLP
●	Carlos Joaquim Peixoto, CaixaBank BPI
●	Cecilia Romero, Barclays
●	Francisco Riquel, Alantra Equities Sociedad de Valores SA
●	Hugo Cruz, KBW
●	Ignacio Ulargui, Exane BNP Paribas
●	Maksym Mishyn, JB Capital Markets
●	Pablo de la Torre, RBC

Presentation

Patricia Bueno Olalla

Good morning, and thank you for joining this audio webcast on BBVA’s offer to Sabadell shareholders. And apologies for the short notice. I am pleased to be joined today by our Chair, Carlos Torres Vila; our CEO, Onur Genc; the Group’s CFO, Luisa Gomez-Bravo; and our Head of Strategy and M&A, Victoria del Castillo.

First, Carlos and Onur will provide an update on the transaction following the recent approval of the prospectus by the CNMV. After their remarks, we will move on to the Q&A session to take your questions.

And with that, let me now hand it over to Carlos. Carlos, please.

Carlos Torres Vila

Thank you. Thank you, Patricia, and thank you, everyone. Good morning to all, and welcome. Thanks for joining, and our apologies for the short notice. But as you’ve seen, the CNMV, as just also Patricia mentioned, has approved our voluntary Tender Offer to Sabadell shareholders, has published the prospectus with all the details, and we wanted to update you immediately on the details, on the reinforced strategic rationale of the transaction.

And the financial details underpinning our offer to the shareholders of Banco Sabadell, who now have a highly attractive offer and a unique opportunity in front of them. And I will, before turning it over to Onur for the full explanation, highlight our key messages today, which are summarized in Page 4.

The transaction is very compelling for all stakeholders. First, the structure here rational that it had from inception has been reinforced since then, since the announcement in May of last year, the attractiveness of the Spanish market has continued to grow. The need in Europe to consolidate

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banks, the recognition of that need has also grown. It’s quite widespread. In order to support Europe’s investment efforts, which are needed to improve competitiveness. Also the investments in technology continue to grow, given the disruption, AI, et cetera. So together with the growth in digital and AI, we need to invest more in technology. This will not stop, but continue, and this highlights the need for scale to do this efficiently.

Secondly, our track record and our prospects position us as a great partner for Banco Sabadell Vizcaya shareholders. We are leaders in both growth and profitability in Europe and our 2028 goals which we shared on July 31st, even stronger. Third, the synergies associated with the transaction are substantial, implying significant value creation for all shareholders, including, of course, Banco Sabadell shareholders who will accrue this value through their stake in the combined entity. And we have, you will see, upgraded annual synergies post-merger to EUR900 million.

In fourth place, I would highlight that the offer itself is highly attractive for the shareholders of Sabadell. The premium at announcement, you might recall was already very significant, much higher than those of subsequent unsolicited tender offers we’ve seen in banking. And since then, the value of the offer has significantly increased since it was presented. So its current equivalent value represents the highest valuation for Sabadell in well more than a decade. Finally, as a consequence of all of the above, the financial impacts are very positive for the shareholders of both banks. ROIC return on invested capital above 20% with very limited capital consumption and more than 5% EPS accretion for the shareholders of BBVA and more than 25% EPS accretion for Sabadell shareholders.

Each one of them individually now has the opportunity to decide over the next 30 days whether to accept our offer. We expect the acceptance period to begin next Monday, September 8 and to end on October 7.

And now, I turn it over to Onur for a more thorough explanation after which we will take your questions.

Onur Genc

Thank you. Thank you, Carlos. Following the summary and the flow of Carlos, I will start with the first chapter of the presentation on Page 5, the reinforced strategic rationale, which we believe is even more convincing now since the announcement of the offer. On this page, first, at the top, we got engaged in this transaction because we wanted to consolidate the presence of two esteemed banks in a core European market, an attractive European market. This would enable us to serve our customers better as a more competitive market in our home market of Spain. Some of the latest contextual changes further improved the attractiveness of the Spanish market, thanks to the, as Carlos mentioned also, reignited focus of Europe and Spain in pushing for growth and in pushing for investments. There is also, as you see in some of the quotes on the page, a clear and growing consensus at European level that for Europe to grow, larger, more efficient, more competitive banks are needed.

Second, on the page at the bottom, we have been insisting on this fact that the banking industry is in an era of accelerating technological disruption, particularly with digitalization, but now with AI and after new regulatory requirements for technological resilience, for cyber security, for data production like the regulation DORA, that are elevating technological expenses even further. For example, you see it on the page, our technology expenses in BBVA Spain, only in Spain, only in Spain, have already increased by 11% from 2023 to 2024 and have now exceeded the EUR1.1 billion level.

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As we also mentioned in the past, most of these costs are fixed costs, which implies that whether you have 100 customers or 1,000 customers, you have to incur these high and growing expenses more or less at the same level. After this transaction, we don’t need to spend such high amounts twice to create the same functionalities, same products as two different banks serving the same market.

Third, on Page 6, the next page, this transaction represents a combination of very complementary businesses. Sabadell, as you all know, is clearly overrepresented in the SME segment and BBVA in retail and incorporates. During 2024, these market positions, they have further improved. Thus, this merger will create a stronger entity combining the complementary strength of each resulting bank in a more balanced portfolio, especially for Sabadell.

Lastly, the fourth driver, BBVA’s global reach. BBVA’s global reach will mean an enhanced offer for Sabadell’s SME and enterprise clients with a full product suite across a wider geographical network. BBVA is already a cross-border bank. In fact, as you can see on the page, we are creating more than EUR2 billion in revenues from the overseas businesses of our clients beyond their home country. And our new strategic plan, it puts further focus on the enterprise clients and the cross-border business, which will lead to higher value creation from Sabadell’s client franchise.

On Page 7, from the first day, we also claimed that this is a transaction that benefits all the key stakeholders. Clients with a better offer, the society with a larger lending capacity of an additional EUR5.4 billion after the realization of full synergies, due to the efficiency of the resulting entity, and employees with opportunities in a leading global bank setting. Our conviction on the matter is further reinforced with the commitments we have put on the table as part of the regulatory clearance process and also beyond.

I don’t want to go into the details as we have the full list of commitments in the link highlighted at the footnote of this page, but in short, for the protection of clients, we have put forward an unprecedented set of volume and price guarantees, ensuring continued affordable access to credit for our clients. And for territorial cohesion and support for communities, we reiterated our strong commitment with the key territories, Catalunya, Valencia, Asturias, where Banco Sabadell has a large presence. For example, by keeping the headquarters in Sant Cugat, further growing the hub in Barcelona for start-ups and maintaining all the social activity through Sabadell foundations.

Now moving to Page number 8 and to the second chapter, where we claim that BBVA, as Carlos also mentioned, a great entity to partner with for Sabadell shareholders. Why do we claim so? Page 8 shows that in-growth on one axis, and we have shown this page in the past, but it’s an important page in our view, in-growth on one axis and in-profitability on the other, BBVA has a unique profile among the top European banks. This means that Sabadell shareholders who join this project (Technical Difficulty) if not the best banks in the countries where we operate, whatever time frame that you pick, 15 years, 10 years, or five years, BBVA has delivered much better value to its shareholders, and we are convinced that we will continue to do so.

And as a result of these facts, on Page 10, BBVA’s unique profile and the delivery, we have been recognized by the market, implying an exceptional return to our shareholders as compared to competition. It’s a simple chart, but EUR100 invested in BBVA shares at the beginning of 2019 is worth EUR497 as of yesterday, a 397% depreciation. This 397% depreciation compares to 341% in the case of Sabadell or around 200% for European banks or for Spanish banks.

And on Page 11, as we recently showed to you in our second quarter results presentation, we claim that the exceptional track record of BBVA is here to stay with the announced goals of 2025

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to 2028. For example, we have put forward a goal, I don’t want to go through all of them because we have just recently revised it with you, but we have put forward a goal of 22% for our return on tangible equity, which will further enhance the leadership and the position of BBVA within the European banking sector. It is worth mentioning here that after the transaction, the percentage-based goals here, the profitability, efficiency, tangible book value per share plus dividends growth, they will stay around these exceptional levels only at the larger and better scale.

Moving on to the third chapter on Page 12 and coming back to the transaction, and to the critical question of why we think there is a significant value allocation potential in this transaction, obviously the important notion of synergies. After further review of the potential levers based on our previous experience, we now expect post-merger total pre-tax synergies of EUR900 million per year, an increase of EUR50 million versus the original plan. These synergies, they are split between EUR65 million in funding synergies, slightly reduced versus the original plan due to the recent refinancings in the commercial funding portfolio of Sabadell, and the changing spreads versus last year.

And an improved EUR835 million of cost synergies, of which EUR510 million are general and administrative OPEC savings EUR325 million are personnel cost savings. The cost synergies are equivalent to 13.5% of the combined cost base of BBVA Spain and Banco Sabadell, excluding TSB, and the restructuring costs would amount to EUR1.45 billion pre-tax, of which nearly 96% will be booked in the year of the merger.

And moving to Page 13 on the expected timeline of these synergies. Although the amount of fully phased-in synergies increased, as I mentioned in the previous page, we now expect those synergies to come in with a delay due to the restriction imposed by the Council of Ministers. Despite this restriction, though, our expectation is such that the fully phased in synergies would be delayed by one year only versus the original scenario. In the original scenario, you are expecting the full synergies to kick in in the third year, 2028, much later than the legal merger, as we needed to prepare for the integration of systems technically. In this current scenario, we are planning to do all the preparations before the legal merger takes place, allowing us to realize the full synergies in the year immediately after the merger. Therefore, as you see in the chart, in 2029.

Also, it’s important to highlight here that in the years before the merger, we believe that some of the synergies can still be realized with levers such as, obviously, the review of contractual terms with suppliers due to enhanced scale, improvements in banking operations and productivity with near-term savings in operations of Sabadell outside Spain, and best practices implementation on selected functional areas. And to be more specific, we anticipate the materialization of EUR175 million in cost synergies during the second year post-transaction, which is expected to coincide with the calendar year 2027.

Funding synergies will be incrementally added to this, leading to EUR235 million of synergies during the third year, 2028. And once again, immediately after the merger, which is expected to take place at the end of 2028 or at the beginning of 2029, we expect to materialize the remaining annual synergies in the fourth year 2029, again, reaching EUR900 million of total pre-tax annual synergies at steady state.

Moving to Page 14 and beginning the chapter on the highly attractive offer to Banco Sabadell shareholders. The significant synergies just explained, they allow us to present an extremely attractive offer to Banco Sabadell shareholders. Adjusting the initial offer after different dividends paid by both Sabadell and BBVA, the offer at the moment stands at one BBVA share and

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EUR0.07 for each 5.5483 Sabadell shares. Let me also remind you that the offer is conditioned on achieving a minimum acceptance of more than 50% of voting rights. It’s very important. With the passage of time, and as our offer is based mainly on BBVA share price, which has improved since the disclosure of the merger discussions, the value of our offer, as Carlos also mentioned, has significantly increased. In fact, since the end of April 29, 2024, the day of the undisturbed price, the value of the offer has increased by 43% from EUR12.2 billion to EUR17.4 billion.

On Page 15, you can compare this with the historical value of Sabadell. You can see the historical evolution of Sabadell market cap since 2015 on this page. And as you can see, in the last two columns on the right, representing the value of our offer on 29 April 2024, and at the closing price of yesterday, we are now offering the highest valuation for Sabadell in more than a decade. This extraordinary value offered to Banco Sabadell shareholders goes back to the positive evolution of BBVA share price, together with the extraordinary premium we have offered to Banco Sabadell shareholders.

Again, on Page 16, you see that premium extended for Banco Sabadell shareholders significantly exceeds those observed in comparable recent tender offers within the European banking sector. This is evidenced by a 30% premium relative to the undisturbed price and a 42% premium when measured against the average closing price of the month preceding April 29. The recent banking tender offers highlighted here, and as all of you know, some of them are already finalized with success. They all happened with much lower premiums.

Moving to Page 17. As also Carlos mentioned at the beginning, we believe the opportunity for Banco Sabadell shareholders is now. By accepting this offer, Banco Sabadell shareholders will be tendering their shares at extraordinarily high price levels, and as you can see in the page as well, with an acceleration of price increases, especially in the very near past. And why is that? We believe one of the core reasons for this near-term share price increase is that share prices of Sabadell are obviously affected by our offer. And you see a clear evidence of this on Page 18. On this page, we show how the correlation between BBVA’s and Sabadell’s share price has increased significantly after the announcement of the deal 16 months ago.

With those affected prices on Page 19, you can see that analysts, all of you, that you continue to forecast an upside for BBVA’s share price while the contrary is true for Sabadell. With respect to the median of all target prices recently updated after the second quarter 2025 results presentations of each bank, by you, by all of you, the independent analyst community, the upside for BBVA’s share price is 8% above current levels. In contrast, for Sabadell, analysts’ main target price for Sabadell stands below current pricing levels. This theme is also evidenced on Page 20 when we look into the market multiples, like PE, where we look into the price of the share as a multiple of its earnings, obviously. As you can see in the chart, before the merger discussions were disclosed on April 29, 2024, BBVA traded at a premium versus European banks while Sabadell traded at a discount. However, since the disclosure of discussions on April 29, Sabadell is trading at a premium versus main European banks, while BBVA is trading at a discount, implying in the same sense as in the previous page, upside potential for BBVA, also for Sabadell shareholders who obviously tender their shares, and downward correction possibility for Sabadell share price. And these are just hypotheses. The market is the market, and there are complicated dynamics, as you all know, around the reading of the market figures. But we believe, in short, we have extended an unbeatable offer to Sabadell shareholders, which further improved with the passage of time, into which positively supports Sabadell’s share price at the moment.

Moving to the important, very important page of 21, and the positive financial impact for both BBVA and Sabadell shareholders. As we have said many times before, this combination is highly creative for both BBVA and Sabadell shareholders. It’s significant estimated EPS growth of post-

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mergers, 5% for BBVA shareholders, and 25% for Sabadell shareholders. If Sabadell shareholders tender their shares, their future earnings capacity, which then drives the intrinsic value of their shares, will be 25% higher.

On Page 22, coming to the end, there is a limited capital impact of the transaction with minus 34 basis points impact in CET1 ratio at closing, and a positive 26 basis points impact after the TSB sale and the TSB extraordinary dividend payment, assuming, obviously, a 100% take-up. All included, the return on the investment resulting from the transaction is about 20% for BBVA shareholders. And consistent, obviously, with our messaging all along, this deal compares favorably against the return of a share buyback aligned with our discipline around capital allocation.

And finally, on Slide 23, the last page of the presentation, we have included a summary of the expected timeline of the offer based on the previous transactions. In the prospectus of the offer, you can find the maximum legally mandated dates, but our estimate is for the acceptance period, again, to begin next Monday, it’s a duration of 30 days, the publication of the result of the offer to happen on October 14, followed by the settlement of the offer on October 17 or October 20. Now, without further delay, we can move to the Q&A. Patricia.

Patricia Bueno Olalla

Yes, thank you very much, Carlos, and Onur. We are ready now to start the Q&A. So operator, please, the first question. Operator? Hello?

Questions And Answers

Operator

(Question And Answer)

Sorry, guys. Yeah. (Operator Instructions) Our first question comes from Maksym Mishyn from JB Capital. Your line is open. Please go ahead.

Q - Maksym Mishyn

Hello, good morning. Thank you very much for the presentation and for taking our questions. So one question for me. What was the reason for asking SEC to unify the rules with Spain? And have you reconsidered your intentions regarding reaching at least 50% or 1% stake in Sabadell?

And as a follow-up here, theoretically, could you settle with a stake below 30% or are there any legal impediments to this? Thank you.

A - Carlos Torres Vila

Thank you, Maksym. There is really no change versus what the Spanish law establishes, really, in what the waiver represents. So the reason for the waiver requests to the SEC that you referred to, and there were several of them, that they seek to align for ease of operational purposes, for the tent to proceed smoothly. The calendars and things like that, which are different in the two legislations, there’s really nothing more than that. As it regards the percentage, it’s very clear that, as Onur mentioned, our offer is conditioned to reaching a 50% minimum acceptance level. And that condition is there for a reason, which is that we want to do this transaction to control the bank. And therefore, we do not intend to waive that minimum acceptance condition, which is compatible with the waiver seeking compatibility, sort of alignments -- sorry, between the timelines in Spain and in the U.S.

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A - Patricia Bueno Olalla

Thank you very much, Maksym. Next question, please.

Operator

Our next question comes from Francisco Riquel from Alantra. Your line is open. Please go ahead.

Q - Francisco Riquel

Yes. So thank you for the presentation. My question is, why do you think the Sabadell opportunity needs to be captured now? I mean, in this context, I wonder what is the return on the invested capital of the transaction without synergies? And don’t you think it is better buying back your own shares and then launch the full bid for Sabadell whenever conditions allow in three years or earlier? Don’t you think that BBVA should outperform Sabadell in the next few years, given your standalone strategic plan and the offer would be more favorable later down the road? Thank you.

A - Carlos Torres Vila

Thank you. Thank you, Francisco. Onur, you want to answer this one?

A - Onur Genc

I mean, there are different pieces in it, but, Paco, in terms of how does this compare to share buyback, I mentioned it during the presentation as well. We, again, we repeat this quite often, but it is important to us as the management team, which is we compare capital as a scarce resource and everything that demands capital has to be ranked against each other. We compare this to a share buyback and what our numbers are telling us, as we also mentioned here, the marginal ROIC of more than 20% is better than a share buyback opportunity. So, it is a great opportunity in that sense, but also the strategic rationale that we have gone through.

I will only mention one simple thing. I mean, there are so many numbers around this and so on, but a very simple thing. We put it in the first few pages. BBVA spends EUR1.1 billion in technology every year in Spain, EUR1.1 billion. We don’t know exactly the number of Sabadell, but something similar given their size and so on. That EUR1.1 billion, is it large enough? The profit potential of Sabadell is EUR1.6 billion. The synergies that we are putting on the table is EUR900 million as compared to that EUR1.6 billion earnings capacity of Sabadell, quite large number. Why are we serving the same market with two different systems, two different brands and everything? There is a huge, huge synergy potential here, which we think can benefit both shareholders. And it is benefiting our shareholders, as we mentioned to you, in terms of the ROIC, and it is an amazing deal for the Sabadell shareholders. So why not do it now? That’s the whole rationale around this. We already have the deal up and running. It is a great offer with a lot of value creation potential. Let’s get it done.

But in terms of timing, maybe Carlos, Paco is basically asking why are we doing it now rather than later?

A - Carlos Torres Vila

Well, I think you covered it very well. It is a very unique opportunity now with valuations at the highest level in well more than a decade, and two banks that are in their best moments, imagine what we can do together, no? So plus all the synergies that come. And it is, yeah, it is really an invitation to join a leading European banking project.

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A - Onur Genc

Yes. Paco, I will ask the question back to you. If it is great for our shareholders, if it is great for Banco Sabadell shareholders, why not do it now?

A - Patricia Bueno Olalla

Thank you. Thank you very much, Paco. Next question, please.

Operator

Our next question comes from Antonio Reale from Bank of America. Your line is open. Please go ahead.

Q - Antonio Reale

Hi, good morning. Thanks for the presentation. It’s Antonio from Bank of America. I just have a quick one, and I am sorry if it is a bit of a repetition because I think you have addressed it to some extent. You talked about fundamentals, and it is very clear your position. Then look at the market and what the market is telling me today is if I look at the spreads, BBVA Sabadell, of course, they move daily and things may be affected by different factors, but as things stand, they still seem to be implying an improvement of the offer. Now, you’ve increased the synergies. You’ve shown that your return investment is in excess of 20% for a deal that, as you’ve talked, is, of course, has an industrial logic and is a domestic transaction. I wonder where the frontier for value creation lies for you? And also, how does the disposal of TSB affect your rationale here? If I understood right, I think you’re saying you will have a positive impact on capital. I was under the impression this would be overall neutral for you, but I’d just like to hear your thoughts? Thank you.

A - Carlos Torres Vila

Well, yeah, the numbers on capital, I think, are quite clear. So at closing of the VTO, it’ll be a 34 and with 100% acceptance. And of course, the lower the acceptance, the impact rises proportionately. I think it’s 34 basis points for 100%, 49 basis points for a 50% take up. And then later on, the impact is actually positive because of the disposal you mentioned.

Now, regarding your comments on where the market stands, yeah, that has been the case for a while, and we have been quite consistent that we have presented a very attractive offer, a highly attractive offer. And it was very good at inception, and it’s become even better now with the evolution of the share price. And certainly, Sabadell has also had, as Onur went through the slides very clearly, it’s trading at historical maximum, or one more than a decade at least. But a big reason for that has to do with the fact that there is an offer outstanding. But the offer is the offer, and we expect Sabadell shareholders to see the attractiveness of the offer and the project that goes with it. It’s not just the premium today, but the participation they will have in the combined entity and, therefore, the synergies that will also accrue to them. And maybe the number that summarizes it all is the 25% EPS accretion.

Onur, I don’t know if you want to go further.

A - Onur Genc

I was going to highlight the 25% EPS upgrade. The 25% EPS upgrade for Sabadell shareholders, in our view, is the number to be looked into. And you ask whether the TSB sale affects -- no, the TSB sale is part of the bank. Whether it’s in the form of cash or in the form of the asset, it’s the same part of the bank. So it doesn’t affect the rationale of the transaction. It doesn’t affect the

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numbers. But the capital number, you also asked, Antonio, the capital, because if you take over TSB or the proceeds coming from TSB, there’s excess capital there, and it will be affecting the capital figures positively, obviously.

A - Patricia Bueno Olalla

Thank you very much, Antonio. Next question please.

Operator

Our next question comes from Benjamin Toms from RBC. Your line is open. Please go ahead.

Q - Benjamin Toms

Good morning everyone. Thank you for taking my question. It actually comes back to that capital point. On an ex-TSB sale basis, the old CET1 Day 1 expected impact was 51 basis points, I think, and now that’s fallen to 34 basis points and in both instances that was assuming 100% take-up. Can you just give some color on why the CET1 impact has come down on an ex-TSB sale basis, please? Thank you.

A - Carlos Torres Vila

Benjamin, ex-TSB as compared to the original versions that you are referring to, the 51 was the original number that you are referring to you would see it in the waterfall that the restructuring charges are now delayed. So the restructuring charges will not be accounted in the upfront capital impact because they are going to be coming in, as we also mentioned in the presentation, in 2029, that’s the base case that we have, that’s the key difference basically.

A - Maria Luisa Gomez Bravo

I would like to, sorry, I want to add a little bit of color onto the answer. I think the 51 basis points, as you mentioned correctly, is the last information that we provided in the F4. And primarily aside from what the owner was saying, there is an impact that we are not including in the numbers the restructuring costs that we were including then because these will take place later on and we are doing a fully loaded on back of the numbers.

A - Carlos Torres Vila

Originally it was 15-16 basis points.

A - Maria Luisa Gomez Bravo

Correct. And so that is not there. And obviously as well, I would highlight that primarily we have updated the numbers to the last June numbers and we have been also updating the basis of the underlying sensitivities are different because obviously our CET1 numbers are also higher. So I think that that, but basically I would say, I would highlight that the main difference is, again, the restructuring cost and the basis of the underlying update of the numbers.

A - Patricia Bueno Olalla

Thank you very much, Benjamin. Next question, please.

Operator

Our next question comes from Cecilia Romero from Barclays. Your line is open. Please go ahead.

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Q - Cecilia Romero

Thank you very much for taking my question. If I’m not mistaken, BBVA interim dividend usually goes ex-date in early October. Should we expect this year payment to proceed on the same timetable? And if so, will this trigger a revision of the offer terms or are Sabadell shareholders who tend to expect to receive this on top? And could you refresh our memory until when under Spanish takeover rules, are you able to change the terms of the offer? And if you were to revise the offer, how would that affect the landfill timing or the acceptance period? Thank you.

A - Onur Genc

The interim dividend? Maybe I should.

A - Carlos Torres Vila

Yeah, Luisa. Luisa, do you want to take it? Why not?

A - Maria Luisa Gomez Bravo

Well, okay. Thank you. I think that what we are estimating now is that with the calendar that we have on-board. It is important that we have the VTO finalizes. If you’ve had the opportunity, I’m sure you have in detail read the prospectus. We are going to be waiting for the VTO to end and the deal to settle. And once the deal settles in terms of shares, we will proceed with the payment of the interim dividend. And we expect that timing to be now towards the end of October, during the second half of October.

A - Carlos Torres Vila

And then on the other questions, a bit detailed, and I wouldn’t want to miss it, so we would like to revert to the lawyers, but I believe there is, depending on which terms change, there’s three or five days. I think it’s five days, if I’m not mistaken, in the OPA Royal Decree, five days for changing to the terms of the offer, and then that would imply, I think, a suspension of the period for CNMV to analyze what the change has been. And during that suspension, then the acceptance period would not, the time would not run. And then it would just continue to run afterwards. If I’m not mistaken, but take this, I don’t know if you guys know better, Luisa or Onur or Vicky?

A - Onur Genc

Based on SEC, there might be, we have to do the improvement ten days before.

A - Carlos Torres Vila

Yeah, but the question, I think, was Spanish law. Yeah.

A - Maria Luisa Gomez Bravo

Calendar days.

A - Onur Genc

But both laws will apply here. But in any case, we don’t consider it as a base case, and we don’t need to do that. I mean, we mentioned it many times before, also in the second quarter call. We think this is a great deal. We talked about the synergies, we talked about value accretion, we talked about technology costs. I don’t know, many months ago, I called it a textbook transaction.

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It’s a straightforward consolidation within market with the approval of the CNMC and the Competition Antitrust Authority. It’s a textbook consolidation. So it does create value for both shareholders, as we also have shown today to you with numbers. But again, I would repeat what we said in the second quarter call. We respect Sabadell a lot. It’s an amazing bank, and that’s why we are trying to get the deal done. But the total expected profits of Sabadell going forward is EUR1.6 billion. If you remember, our standalone plan announced at the end of July, EUR48 billion in four years, on average EUR12 billion, EUR12 billion, EUR1.6 billion. We would love to get the deal done, but if the deal doesn’t happen for any reason, fine, we move on. We have a plan to deliver. I consider it as a major liability for BBVA to deliver those numbers that we announced to you at the end of July. Again, if the deal happens, great for both shareholders, wonderful. If it doesn’t happen, we have a job to deliver, to deliver those EUR12 billion that we committed to the market. So as we say in Spanish, (Foreign Language) if it doesn’t happen. If it doesn’t happen, we move on.

A - Patricia Bueno Olalla

Thank you very much, Cecilia. Next question, please.

Operator

Our next question comes from Carlos Peixoto from CaixaBank. Your line is open. Please go ahead.

Q - Carlos Joaquim Peixoto

Yes, hi. Thanks for taking my questions, Carlos Peixoto from CaixaBank here. My question would actually be on what were the reasons behind the upgrades in synergies? Because I noticed that actually funding cost synergies are slightly down versus the initial announcement, but overall synergies are a bit higher. What were the main rationale behind that?

And the second part is basically, given the improvement in the overall expected synergies, what was behind your decision not to share at least part of that improvement with Sabadell’s shareholders through an improvement in the offer? Was it just because the fact that the timeline for execution was delayed by a year? Just trying to understand that as well. Thank you very much.

A - Carlos Torres Vila

Talk about the synergies?

A - Onur Genc

On the first one, Carlos, as we mentioned, there are two sides to the synergies. Let’s compare the original plan, initial plan, and today. So the funding synergies used to be EUR100 million. Now they are EUR65 million. Why is the change? Because there have been some 16 months have passed since the initial offer. So in this period, there have been some refinancings. So some of those securities have been refinanced already with a new price. And more importantly, the spreads between the rating of Sabadell and the rating of BBVA, the spreads have been narrowing down. Given its lower volume because of refinancings and given the spread change, the EUR100 million has become now EUR65 million, looking again into the depreciation schedule of these securities. But we have increased the cost synergies, the cost savings, from 750 to 835. There are two sub-reasons for this. Number one, the base has changed. If you go back to the May 2024 presentation, as % of the cost base, we were putting 13%, now it’s 13.5%. Not major change is a percentage. The cost base of both banks have increased. As a result, there is a bit

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more coming from the base impact. And second, we have re-looked into all the different levers on how to get those numbers, which slightly in real terms have increased those synergies from 750 to 835. 835, more 65 funding, 900 in total.

A - Carlos Torres Vila

Yeah, and regarding the offer, I think we were quite clear already in prior answers, and the latest one from Onur, regarding the fact that the offer is a very attractive offer for the shareholders of Sabadell. It was already at the beginning and it continues to be with the evolution of values that we have seen in the market, and therefore we stand with the offer that’s on the table which is the offer that we would like and we invite shareholders of Sabadell to accept. So, we see no reason to change that and that is why it remains the same offer as in the beginning which is valued at a much higher value now.

A - Patricia Bueno Olalla

Thank you very much, Carlos. Next question, please.

Operator

Our next question comes from Britta Schmidt from Autonomous Research. Your line is open. Please go ahead.

Q - Britta Schmidt

Yeah, hi, there, thank you for taking my question. Back on the capital, there’s a comment in the slide deck that the proceeds of the TSB deal are expected to be reinvested in shares of the combined entity. Does that mean that you would devote these proceeds to share buybacks and that the 60 basis points of TSB sale accretion would be paid out instead of accruing to capital and possibly generate a little bit more EPS accretion? Thank you.

A - Carlos Torres Vila

Well, I think you’re referring to the slide in which we calculate the accretion, in which we are using as an assumption.

A - Onur Genc

Yeah, that differential, what do we do with it? Basically, it’s part of the excess capital that’s going to accumulate on top of the excess capital that we will have and, as we said also in July, we’ll return it back to the shareholders.

A - Patricia Bueno Olalla

Thank you, Britta. Next question, please.

A - Carlos Torres Vila

So maybe just to be clear, sorry. So the hypothesis behind the way we have calculated those accretion numbers is that the only buyback we are doing is the one coming from the dividend of TSB. But -- that’s it, right?

A - Onur Genc

Yeah.

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A - Carlos Torres Vila

Which does not mean that there will not be more buybacks. There will be. All the excess capital will be bought back. It’s just that we’re not including that number into the accretion number.

A - Onur Genc

And the only other thing is the EUR1 billion that you have already.

A - Carlos Torres Vila

And the EUR1 billion that has already been.

A - Onur Genc

Approved and waiting to be done.

A - Carlos Torres Vila

Yeah, the one that we have had to wait until the end of the acceptance period. So that EUR1 billion which has already been. It’s part of the distributions of last year’s profits actually. That one is already. It’s also included in the calculation.

A - Onur Genc

Yeah. You can find all these details, Britta, in the footnote of Page 21. You have it all. What is included and what is not.

A - Patricia Bueno Olalla

Thank you very much. So now, next question, please.

Operator

Our next question comes from Hugo Cruz from KBW. Your line is open. Please go ahead.

Q - Hugo Cruz

Hi. Hello. Thank you for the time. The slide with the synergies, perhaps I misunderstood something, but is it realistic to assume a big increase between 2028 and 2029? It looks like you go from EUR235 million to EUR900 million of synergies. So, that jump, if I understood well, in just one year, it just seems too high. So I was wondering if you could break up that jump into the various components? Thank you.

A - Onur Genc

Hugo, I’m not sure that I got the full question, but in the timeline, you see it. What we are seeing is the merger, the legal merger is expected to happen at the end of 2028 or at the beginning of 2029. Immediately after the merger, again, different from the original plan, given the fact that we have three years to prepare for that IT integration merger especially, immediately after the legal merger, we would be able to execute those merger plans that we were discussing even in the original plan, especially around technology. And in the immediate year after the legal merger, which is 2029, we will be getting the EUR900 million. And that EUR900 million, you’re asking for the breakdown is the EUR65 million is the funding synergies, EUR835 million is the cost synergies. This EUR835 million and EUR65 million, you would see in the previous years to the legal merger,

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again, it’s on Page 20, EUR235 million of the EUR900 million, EUR900 million is the total figure, but EUR235 million of the EUR900 million can still be in our view realized even before the legal merger in year number three. That’s the detail, which is again explained on Page 20. I hope it’s clear.

Q - Hugo Cruz

Sorry, if I can. So, but for example, the staff costs, the EUR325 million, I mean, can you basically cut them all in one go after the legal merger?

A - Onur Genc

Yeah, exactly. That’s the plan. One year after the legal merger, one year throughout the one year after the legal merger in 2029, we believe we can get that EUR900 million, EUR825 million is the cost synergies. Within that EUR325 million, as you said, is the personnel savings, which we believe we can be able to get because we will be preparing for that program, for that restructuring three years before we execute it.

A - Carlos Torres Vila

Yeah, I think the key element is the prep that happens in the years leading up to that point. So then execution can be right after the merger.

A - Patricia Bueno Olalla

Thank you very much, Hugo. Next question, please.

Operator

Our next question comes from Ignacio Ulargui from BNP Paribas. Your line is open. Please go ahead.

Q - Ignacio Ulargui

Thanks very much. This is Ignacio Ulargui from BNP Exane. Yes, I have just one question. In your EPS calculation for ‘29, have you considered any impact from unwinding of the existing Sabadell JVs? And I assume that that will only take place when the merger happens. So then we shouldn’t expect anything up until ‘29, is that correct? Thank you.

A - Carlos Torres Vila

On winding of the JVs and soldering the PPA, do you want to take it, Luisa?

A - Maria Luisa Gomez Bravo

Yes. Well, as you know, as part of the capital impact and the exercise that we’ll be carrying out, we haven’t changed the assumptions that we had when we announced the tender offer. So, we are including already a fair value of the JVs, but also the breakup costs of deriving from the JVs. Again, with our estimates, with the view that we have, but obviously, once the deal gets done, we will update everything in that sense. So, in summary, it has been incorporated in the numbers in terms of capital impacts and so forth.

A - Carlos Torres Vila

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There is a change of ownership clause that we expect to remain in some of those JV agreements, Ignacio, especially in the pension and insurance one. So we upfront put those in the PPA, and we take them into account. But in the restructuring number of EUR1.4 billion in year 2029, we don’t foresee any other charge for JV breakups or whatever. We will be looking into them throughout the process. But at the moment, we put an upfront capital charge to insurance and pension because they are JVs and there might be a change of ownership clause in those agreements. We don’t know, but we want to be conservative. And for 2029 plus, we are not putting any new number on top.

A - Patricia Bueno Olalla

Thank you very much, Ignacio. Next question, please.

Operator

Our next question comes from Pablo de la Torre from RBC. Your line is open. Please go ahead.

Q - Pablo de la Torre

Thank you for taking my question. Just two follow-ups on Ignacio’s and a previous question as well. On the JV, I think the Slide 22 mentions that the asset management and custody JVs are not included in the capital impact. But I think reading the perspectives, the text suggests that they are included in all the capital impacts, so just clarifying this small point. And then if you could just, Luisa, repeat the capital impact of the restructuring cost to get the like-for-like view versus the previous numbers. Thank you.

A - Carlos Torres Vila

Well, on the first one, Pablo, the custody and asset management, they are not JVs. They are distribution agreements that they have with selected partners. That’s why for the real JVs, there is a company and there is a shared ownership of that company and so on, which is insurance and pension. On those, we included all the numbers up front, again, in the PPA and so on. Asset management and custody, they are distribution agreements. That’s why they are not included, and there is no conflict between the perspectives and what we were saying before. The second question?

A - Maria Luisa Gomez Bravo

Yeah, with regards to restructuring costs, in the offer that we in the offer that we announced, there were like, as Onur said before, around 16 basis points of impact from restructuring costs. If I were to calculate that number today, again, it’s not included in the capital impacts, but because it’s going to happen in ‘29 and the same way we’re not including synergies in the capital impacts, what we would have is an impact of around 11 basis points. And why is that? Because, again, the bases are different and we have more capital now, so when you’re looking at the numbers, the numbers, the restructuring costs are the same, but when you look at it from a capital sensitivity point of view, it’s a lower number just because the base is larger.

A - Patricia Bueno Olalla

Thank you very much, Pablo. Next question, please.

Operator

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(Operator Instructions) Our next question is a follow-up question from Britta Schmidt from Autonomous Research. Your line is open. Please go ahead. Britta, your line is open. Please go ahead.

Q - Britta Schmidt

Sorry, there we are. Thanks for taking my follow-up. Just on the fair value adjustment, could you just help us with the EUR1 billion number that you’ve used for your calculations? And then a brief follow-up on the synergies. Have you reflected anything for the Spanish banking tax or how have you reflected it? And what would you expect if it still applied, the impact to be in a pre- versus post-merger scenario? Thank you.

A - Carlos Torres Vila

You want to take the PPA?

A - Maria Luisa Gomez Bravo

Okay, yeah, sure. With regards to the price purchase allocation, the first, as you well remember, Britta, we mentioned when we announced the deal that we were estimating around EUR2 billion of PPAs. Now, basically, there have been three changes that we’ve incorporated in our numbers today. One is the updated prices that we have and the updated public information. Obviously, there has been now information that needs to be updated on the prices of Level I assets in terms of what Sabadell is disclosing in their figures, so that has been obviously taken into account. And there are another two things that we’ve taken into account. The rest, by the way, remains more or less the same. One has to do with the intangibles, right?

So at the time, we were considering a fairly quick merger, and we were, within the PPA, of writing down the software intangibles of the platform of technology of Sabadell. That number now has not been written down, so we have basically adjusted that EUR2 billion number for the intangibles coming from the software that we had written down initially, and now we’re not writing down because, obviously, we still need we still need that technology going forward. So that’s one relevant impact. I would say that’s the most relevant impact. And the second impact has to do with tax impacts because then, again, at the time we had an assumption that it was going to be a very quick merger, and we wouldn’t be able to incorporate the tax losses coming from Sabadell, and now that’s not the case. So net-net, what we are looking now is an impact on the PPA that’s been incorporated in the capital numbers that moves from EUR2 billion to approximately EUR800 million.

Now, having said that, I would just like to highlight as well the same things that we said at the time. First of all, this is a simplified PPA exercise. It has obviously our assumptions. We don’t have the public information. We don’t have bad public information. So, again, when we do the deal, we’ll have the access and we’ll do a proper full PPA. And then the second thing is that even then, we will still have a year, according to the NIF3, to be able to adjust that PPA if, during that period, we need to. So, again, EUR2 billion coming down to EUR800 million primarily because of updates and tangibles of software and tax impacts. Simplified PPA, we will have one year to review that after we take control of Sabadell.

A - Onur Genc

Very good. And then the second detailed question, Britta, is, as you know, the extraordinary banking tax is extraordinary, and it’s for a period of three years. So Sabadell standalone or Sabadell as part of the combined entity, but as an independent entity within the next three years,

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it doesn’t change the tax payments. As a result, it’s not included as a separate value creation lever.

A - Patricia Bueno Olalla

Thank you very much, all of you. This was the last question, so we leave it here. Thank you for joining this audio webcast. And now, I turn it over to Carlos for the final remarks.

A - Carlos Torres Vila

Yeah, I would like to reiterate our key messages for today, which is that the combination of BBVA and Sabadell has an even stronger strategic rationale than when we announced the offer, as we have shown, with significant value creation through synergies. And that after all approvals, Sabadell shareholders now have the opportunity to accept over the coming month our highly attractive offer with a current equivalent value for Sabadell at the highest of more than a decade. And with that, they can enjoy an EPS accretion of more than 25%. So we trust they will appreciate the merits of our offer and the sustained value creation potential of our joint project. And we thank you very much for your attention, for your questions and wish you a very good weekend.

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IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus (the “Registration Statement”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are or will be available free of charge at the SEC’s website at www.sec.gov.

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Forward-Looking Statements

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